Exhibit 99.104

i-80 Gold to Host Annual General Meeting, Investor Day & First Quarter Results

Reno, Nevada, April 27, 2022 - i-80 GOLD CORP. (TSX:IAU) (OTCQX:IAUCF) (“i-80”, or the “Company”) is pleased to announce that it will hold an “Investor Day” presentation immediately following its Annual General Meeting (AGM) being held at the Toronto Board of Trade on May 10, 2022. The AGM is to begin at 4:00pm EDT in person followed by the Investor Day presentation commencing at 4:30pm EDT which will also be available via webcast and conference call (details below). Investors are invited to attend the event where they can meet and discuss details with members of i-80’s Board of Directors and Management Team.

Among other things, the Investor Day presentation will highlight the Company’s numerous achievements in its first year of existence including: 1) Numerous exploration successes with detailed updates from its highly-successful drilling program at Granite Creek and initial results that will be provided from the major ongoing drill campaign at Ruby Hill; 2) Operational updates from several project sites including Lone Tree; and 3) Detail the status of the Comprehensive Scorecard that was released by the Company earlier in 2022.

The Company also intends to release Q1 2022 financial and operating results prior to the event and Management will speak to these results during the Investor Day presentation.

Investor Day Webcast & Conference Call

The Company will host a live conference call and webcast on May 10, 2022, commencing at 4:30 pm EDT, providing the opportunity for analysts and investors to ask questions of i-80 Gold’s executive team.

Conference Call

North American Toll-free: 1-888-204-4368

Confirmation #: 3896886

Webcast Link

Click HERE to access the webcast or visit our website at www.i80gold.com.

Conference Call Replay

A recording of the call can be accessed until May 17, 2022.

North American Toll-free Replay: 1-888-203-1112

Replay Code: 3896886

About i-80 Gold Corp.

i-80 Gold Corp. is a well-financed, Nevada-focused, mining company with a goal of achieving mid-tier gold producer status through the development of multiple deposits within the Company’s advanced-stage property portfolio to complement existing gold production from the Ruby Hill open pit.

For further information, please contact:

Ewan Downie, CEO

Matthew Gollat, EVP - Business & Corporate Development

Info@i80gold.com

www.i80gold.com

Certain statements in this release constitute “forward-looking statements” or “forward-looking information” within the meaning of applicable securities laws, including but not limited to, the expansion or mineral resources. Such statements and information involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the company, its projects, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. Such statements can be identified by the use of words such as “may”, “would”, “could”, “will”, “intend”, “expect”, “believe”, “plan”, “anticipate”, “estimate”, “scheduled”, “forecast”, “predict” and other similar terminology, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. These statements reflect the Company’s current expectations regarding future events, performance and results and speak only as of the date of this release.

Forward-looking statements and information involve significant risks and uncertainties, should not be read as guarantees of future performance or results and will not necessarily be accurate indicators of whether or not such results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements or information, including, but not limited to: material adverse changes, unexpected changes in laws, rules or regulations, or their enforcement by applicable authorities; the failure of parties to contracts with the company to perform as agreed; social or labour unrest; changes in commodity prices; and the failure of exploration programs or studies to deliver anticipated results or results that would justify and support continued exploration, studies, development or operations.